Peak Completes Integration to China UnionPay Network and Processes First Fund Transfer and Payment Settlement Transactions

Montreal, Quebec--(Newsfile Corp. - July 9, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that its Cubeler Lending Hub and Gold River platforms are now linked to the China UnionPay network through direct API links, allowing the Company to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Lending Hub ecosystem.

China UnionPay (http://www.unionpayintl.com/en/) is a State-owned entity and China's largest POS electronic funds transfer network. It's also the only interbank network in China that links all the automatic teller machines (ATMs) of all banks throughout the country. According to Wikipedia, UnionPay is the largest card payment organization (debit and credit cards combined) in the world, ahead of Visa and Mastercard.

During the month of June 2021, 117 Lending Hub registered businesses created virtual bank accounts within the ecosystem. Over that same period, the Company processed more than 1,200 fund transfer and payment settlement transactions in and out of those virtual bank accounts for an approximate amount of CAD$300,000,000. While part of those funds were transferred to real bank accounts held outside of the Company's ecosystem, the majority of the funds were still held in virtual bank accounts within the Lending Hub ecosystem at the end of the month. Peak receives a 1.5% annual fee, calculated and paid daily, from UnionPay on the aggregate value of the funds held in the Lending Hub's virtual bank accounts. The Company has implemented a policy that requires all new Lending Hub members to have virtual bank accounts within the ecosystem, where the proceeds of loans and credit for which they qualify will first be held until the funds are used for the intended purpose they were obtained.

Grant of Stock Options to Directors, Officers and Key Employees

Peak also announced that it has granted a total of 1,650,000 incentive stock options to certain directors, officers and key employees of the Company. The stock option grant is Peak's way of acknowledging the efforts of its directors, officers and key employees, both in China and in Canada, that have led to the recent closing of the Company's $52M short-form prospectus financing. The stock options will expire in July 2026, vest over a 2-year period and have an exercise price of $2.05.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America
Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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